FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software Reports Management Changes

PRESS RELEASE

Magic Software Reports Management Changes

Or-Yehuda, Israel, October 19, 2009 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of application platforms and business and process integration solutions, reports today the appointment of a new chief technology officer and the departure of its chief financial officer.

Eyal Pfeifel, 41, will join Magic Software’s executive team as chief technology officer. He replaces Avikam Perry who has stepped down after leading the company’s technology and product development for the last ten years.

Mr. Pfeifel joins Magic Software from Ai Research and Technology where he served as CTO. Eyal Pfeifel has worked previously at Magic Software, most recently as marketing general manager for the company’s Japanese branch from 1998 to 2000 and formerly as product manager at Magic Software’s headquarters from 1993 to 1998. Pfeifel has also served in a range of other senior positions including vice president for product management at Artificial Intelligence, director of product marketing for Babylon and director of business development for M-Systems.

Eyal will be responsible for defining and implementing Magic Software's technology vision and overall product offering. This includes developing the company’s technology roadmap and future directions,  providing accountability and ownership to the company's uniPaaS application platform and iBOLT business integration suite, initiating business co-operations with leading technology partners and sharing the company’s technology vision with customers and industry analysts.

In addition, Hadas Gazit-Kaiser has decided to move from her post as Chief Financial Officer of the Company to pursue other carrier opportunities. At the Company’s request, Ms. Gazit-Kaiser has agreed to continue and oversee the Company’s financial activity for a transitional period.

Guy Bernstein, active chairman for Magic Software commented on recent changes, “Hadas has been instrumental over the past three years in the creation and implementation of the Company’s restructuring and strategy. I am sure we will continue to benefit from her expertise and experience in the future and would like to wish her success in her new way. We are very pleased to welcome Eyal back to Magic Software. He joins the company at an important time, with the recent launch and success of the uniPaaS application platform in the RIA, SaaS and mobile space, and the continued expansion of the iBOLT integration suite into new markets. Eyal has deep understanding of the technologies that shape our business and brings with him over twenty years of experience in software development and business technology. With his leadership I am confident that we will continue to reach new heights and I wish him every success in his new position.”

"I would like to thank both Hadas Gazit-Kaiser and Avikam Perry for their long term contribution to Magic Software," Mr. Bernstein added.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of multiple-mode application platform solutions – including Full Client, Rich Internet Applications (RIA), Mobile or Software-as-a-Service (SaaS) modes - and business and process integration solutions. Magic Software has offices in 10 countries and a presence in over 50, as well as a global network of ISV’s, system integrators, value-added distributors and resellers, and consulting and OEM partners. The company’s award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software and its products and services, visit www.magicsoftware.com, and for more about our industry related news, business issues and trends, read the Magic Software Blog.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. All other trademarks are the trademarks of their respective owners.

Contact:

Arita Mattsoff

Magic Software

Tel. +972 (0)3 538 9292

Email: ir@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2009	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1	Magic Software Reports Management Changes

Exhibit 10.1